                            UNITED STATES OF AMERICA
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                        )
The AES Corporation                     )                       File No. 70-9779
                                        )


            Certificate Pursuant to Rule 24 and Release No. 35-27363
              Under the Public Utility Holding Company Act of 1935


                  On March 23, 2001, the Securities and Exchange Commission ("SEC") issued an order, Release No. 35-27363 in File No. 70-9779 ("Exemption Order"), granting an exemption under Section 3(a) of the Public Utility Holding Company Act of 1935, as amended, to The AES Corporation ("AES") in relation to its proposed acquisition of IPALCO Enterprises, Inc. ("IPALCO"), which has a public-utility subsidiary company, Indianapolis Power & Light Company ("IPL"). The Exemption Order required AES to file certain certificates (as described in the Exemption Order) under Rule 24 within 60 days of the close of each calendar quarter for a period of two years beginning March 31, 2001 and every six months thereafter. A certificate complying with the Exemption Order is set forth below (as an attachment) for the period ending March 31, 2001. AES is separately filing a certificate in File No. 70-9465 as required by the Commission's order in Release No. 35-27063 in connection with the AES acquisition of CILCORP Inc. ("CILCORP"), which has a public-utility subsidiary company, Central Illinois Light Company ("CILCO").

                                 Respectfully submitted,

                                 /s/ Earle H. O'Donnell
                                 --------------------------------
                                 Earle H. O'Donnell
                                 Andrew B. Young
                                 Hugh E. Hilliard
                                 Dewey Ballantine LLP
                                 1775 Pennsylvania Avenue, N.W.
                                 Washington, D.C.  20006

Dated: May 30, 2001

                               THE AES CORPORATION
             SEC FILING PURSUANT TO SECTION 3(a)(5) EXEMPTION ORDER
                          QUARTER ENDED MARCH 31, 2001


ITEM (1) PER EXEMPTION ORDER (STATEMENTS ATTACHED):

1) Statement of Income of The AES Corporation for the 12 months ended March 31, 2001

2)   Balance Sheet of The AES Corporation at March 31, 2001

3)   Statement of Income of IPALCO for the 12 months ended March 31, 2001

4)   Statement of Income of IPL for the 12 months ended March 31, 2001

5)   Consolidated Balance Sheet of IPALCO at March 31, 2001

6)   Consolidated Balance Sheet of IPL at March 31, 2001

7)   Statement of Income of CILCORP for the 12 months ended March 31, 2001

8)   Statement of Income of CILCO for the 12 months ended March 31, 2001

9)   Consolidated Balance Sheet of CILCORP at March 31, 2001

10)  Consolidated Balance Sheet of CILCO at March 31, 2001

THE AES CORPORATION

CONSOLIDATED STATEMENT OF OPERATIONS (INCLUDES CILCORP AND IPALCO(1)) FOR THE TWELVE MONTHS ENDED MARCH 31, 2001 - PRO RATA BASIS

--------------------------------------------------------------------------------
                                                       TWELVE
                                                       MONTHS
                                                       ENDED
                                                     3/31/2001
--------------------------------------------------------------------------------
($ in millions, except per share amounts)
REVENUES:
Sales and services                                       $  8,421

OPERATING COSTS AND EXPENSES:
Cost of sales and services                                  6,258
Selling, general and administrative expenses                   78
                                                   ---------------

TOTAL OPERATING COSTS AND EXPENSES                          6,336
                                                   ---------------

OPERATING INCOME                                            2,085

OTHER INCOME AND (EXPENSE):
Interest expense, net                                     (1,149)
Other income (expense)                                      (173)
Nonrecurring severance and transaction costs                 (94)
Gain on sale of investment                                  (112)
                                                   ---------------

INCOME BEFORE INCOME TAXES                                    557

Income tax provision                                           77
                                                   ---------------
NET INCOME                                                $   480
                                                   ===============

--------------
(1)  IPALCO included only for the first quarter of 2001.

THE AES CORPORATION
PRO RATA CONSOLIDATED BALANCE SHEET (INCLUDES CILCORP
AND IPALCO)
MARCH 31, 2001
($ in millions)

ASSETS

CURRENT ASSETS
    Cash and cash equivalents                      $    1,889
    Short-term investments                                327
    Accounts receivable, net                            1,677
    Inventory                                             470
    Receivable from affiliates                             26
    Deferred income taxes                                 189
    Prepaid expenses and other current assets             601
                                                     --------
    TOTAL CURRENT ASSETS                                5,179

PROPERTY, PLANT AND EQUIPMENT
    Land                                                  582
    Electric generation and distribution assets        21,419
    Accumulated depreciation and amortization         (2,739)
    Construction in progress                            3,089
                                                     --------
    PROPERTY, PLANT AND EQUIPMENT, NET                 22,351

OTHER ASSETS
    Deferred financing costs, net                         410
    Project development costs                             153
    Investments in and advances to affiliates           3,865
    Debt service reserves and other deposits              725
    Excess of Cost over Net Assets Acquired             2,556
    Other assets                                        2,329
                                                     --------
    TOTAL OTHER ASSETS                                 10,038

    TOTAL                                         $    37,568
                                                  ===========
LIABILITIES & STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
    Accounts payable                              $       754
    Accrued interest                                      457
    Accrued and other liabilities                       1,408
    Other notes payable - current portion                 301
    Project financing debt - current portion            2,415
                                                        -----
    TOTAL CURRENT LIABILITIES                           5,335

LONG-TERM LIABILITIES
    Recourse Debt-LT                                    4,403
    Project Financing Debt-LT                          13,968
    Other notes payable-LT                                 10
    Deferred Tax Liability                              2,043
    Other long-term liabilities                         2,739
                                                     --------
    TOTAL LONG-TERM LIABILITIES                        23,163

    TECONS                                              1,228

STOCKHOLDERS' EQUITY
    Common Stock                                            5
    Contributed capital / Additional paid
     in capital                                         5,409
    Retained earnings                                   4,592
    Accumulated other comprehensive loss              (2,164)
                                                     --------
    TOTAL STOCKHOLDERS' EQUITY                          7,842

    TOTAL                                         $    37,568
                                                  ===========

1ST QUARTER
IPALCO ENTERPRISES, INC. AND SUBSIDIARIES
(Unaudited)

-----------------------------------------------------------------------------------------------------------
STATEMENTS OF CONSOLIDATED INCOME
-----------------------------------------------------------------------------------------------------------
                                                          THREE MONTHS ENDED      TWELVE MONTHS ENDED
(IN THOUSANDS EXCEPT PER SHARE AMOUNTS)                         MARCH 31                 MARCH 31
                                                            2001        2000        2001         2000
-----------------------------------------------------------------------------------------------------------
UTILITY OPERATING REVENUES:
  Electric                                                  $209,052   $200,528     $839,479      $811,253
  Steam                                                            0     10,561       17,019        33,657
-----------------------------------------------------------------------------------------------------------
  Total Operating Revenues                                   209,052    211,089      856,498       844,910
-----------------------------------------------------------------------------------------------------------
UTILITY OPERATING EXPENSES:
  Operation:
    Fuel                                                      46,283     47,577      189,409       175,535
    Other                                                     93,723     35,839      212,359       142,430
  Power purchased                                                574        502       13,279        29,609
  Purchased steam                                                  0      1,674        3,585         6,370
  Maintenance                                                 19,578     17,262       81,753        71,918
  Voluntary Early Retirement Program Benefit Costs                 0          0       62,007             0
  Depreciation and amortization                               27,571     27,555      111,061       108,445
  Taxes other than income taxes                               10,358      9,300       38,405        34,555
  Income taxes - net                                             645     23,210       46,267        87,627
-----------------------------------------------------------------------------------------------------------
  Total Operating Expenses                                   198,732    162,919      758,125       656,489
-----------------------------------------------------------------------------------------------------------
UTILITY OPERATING INCOME                                      10,320     48,170       98,373       188,421
-----------------------------------------------------------------------------------------------------------
OTHER INCOME AND (DEDUCTIONS):
  Allowance for equity funds used during construction            110        681        1,502         1,701
  Other - net                                               (11,585)    (3,841)     (18,943)         (223)
  Gain on sale of thermal assets                                   0          0       30,583             0
  Gain on sale of available for sale securities,                   0    101,634          632       101,634
    net of expenses
  Income taxes - net                                           2,293   (39,216)      (3,313)      (35,585)
-----------------------------------------------------------------------------------------------------------
  Total Other Income (Deductions) - Net                      (9,182)     59,258       10,461        67,527
-----------------------------------------------------------------------------------------------------------
INCOME BEFORE INTEREST AND OTHER CHARGES                       1,138    107,428      108,834       255,948
-----------------------------------------------------------------------------------------------------------
INTEREST AND OTHER CHARGES:
  Interest                                                    10,030     14,631       49,429        62,000
  Allowance for borrowed funds used during construction         (55)      (333)        (683)         (942)
  Preferred stock transactions                                   803        803        3,213         3,213
-----------------------------------------------------------------------------------------------------------
  Total Interest and Other Charges - Net                      10,778     15,101       51,959        64,271
-----------------------------------------------------------------------------------------------------------
INCOME BEFORE EXTRAORDINARY LOSS ON EARLY                    (9,640)     92,327       56,875       191,677
RETIREMENT OF DEBT
-----------------------------------------------------------------------------------------------------------
EXTRAORDINARY LOSS ON EARLY RETIREMENT OF DEBT                     0          0      (4,259)             0
- NET OF TAXES
-----------------------------------------------------------------------------------------------------------
NET INCOME                                                  ($9,640)    $92,327      $52,616      $191,677
===========================================================================================================

===========================================================================================================
WEIGHTED AVERAGE COMMON SHARES OUTSTANDING                   N/A         85,702     N/A             85,717
===========================================================================================================
BASIC EARNINGS PER SHARE                                     N/A          $1.08     N/A              $2.24
===========================================================================================================

===========================================================================================================
WEIGHTED AVERAGE COMMON AND INCREMENTAL SHARES               N/A         86,260     N/A             86,327
===========================================================================================================
DILUTED EARNINGS PER SHARE                                   N/A          $1.07     N/A              $2.22
===========================================================================================================

DIVIDENDS DECLARED PER SHARE OF COMMON STOCK                 $0.1625    $0.1625      $0.6500       $0.6125
===========================================================================================================

                                       5

1ST QUARTER
INDIANAPOLIS POWER & LIGHT COMPANY
(Unaudited)

-----------------------------------------------------------------------------------------------
STATEMENTS OF CONSOLIDATED INCOME
-----------------------------------------------------------------------------------------------
                                                                                  12 MOS ENDED
(IN THOUSANDS EXCEPT PER SHARE AMOUNTS)                                              MARCH 31
                                                                                       2001
-----------------------------------------------------------------------------------------------
UTILITY OPERATING REVENUES:
  Electric                                                                            $839,479
  Steam                                                                                 17,019
-----------------------------------------------------------------------------------------------
  Total Operating Revenues                                                             856,498
-----------------------------------------------------------------------------------------------
UTILITY OPERATING EXPENSES:
  Operation:
    Fuel                                                                               189,409
    Other                                                                              212,359
  Power purchased                                                                       13,279
  Purchased steam                                                                        3,585
  Maintenance                                                                           81,753
  Voluntary Early Retirement Program Benefit Costs                                      62,007
  Depreciation and amortization                                                        111,061
  Taxes other than income taxes                                                         38,405
  Income taxes - net                                                                    46,267
-----------------------------------------------------------------------------------------------
  Total Operating Expenses                                                             758,125
-----------------------------------------------------------------------------------------------
UTILITY OPERATING INCOME                                                                98,373
-----------------------------------------------------------------------------------------------
OTHER INCOME AND (DEDUCTIONS):
  Allowance for equity funds used during construction                                    1,502
  Other - net                                                                          (3,824)
  Gain on sale of thermal assets                                                      (21,172)
  Income taxes - net                                                                     9,750
-----------------------------------------------------------------------------------------------
  Total Other Income (Deductions) - Net                                               (13,744)
-----------------------------------------------------------------------------------------------
INCOME BEFORE INTEREST AND OTHER CHARGES                                                84,629
-----------------------------------------------------------------------------------------------
INTEREST AND OTHER CHARGES:
  Interest                                                                              41,002
  Allowance for borrowed funds used during construction                                  (683)
-----------------------------------------------------------------------------------------------
  Total Interest and Other Charges - Net                                                40,319
-----------------------------------------------------------------------------------------------
NET INCOME                                                                              44,310
-----------------------------------------------------------------------------------------------
  Preferred stock transactions                                                           3,213
-----------------------------------------------------------------------------------------------
INCOME APPLICABLE TO COMMON STOCK                                                      $41,097
===============================================================================================

                    IPALCO ENTERPRISES, INC. AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEETS
                                 (In Thousands)
                                   (Unaudited)

                                                                                  MARCH 31              DECEMBER 31
                                ASSETS                                              2001                   2000
                                ------                                              ----                   ----
UTILITY PLANT:
  Utility plant in service                                                     $    2,905,775        $       2,897,399
  Less accumulated depreciation                                                     1,367,514                1,344,403
                                                                               ---------------       ------------------
      Utility plant in service - net                                                1,538,261                1,552,996
  Construction work in progress                                                        91,751                   84,146
  Property held for future use                                                         10,731                   10,692
                                                                               ---------------       ------------------
      Utility plant - net                                                           1,640,743                1,647,834
                                                                               ---------------       ------------------
OTHER ASSETS:
  Nonutility property - at cost, less accumulated depreciation                         12,254                   12,378
  Available-for-sale securities                                                            11                       17
  Other investments                                                                     8,240                    9,360
                                                                               ---------------       ------------------
      Other assets - net                                                               20,505                   21,755
                                                                               ---------------       ------------------
CURRENT ASSETS:
  Cash and cash equivalents                                                            46,207                   68,652
  Accounts receivable and unbilled revenue (less
   allowance for doubtful accounts 2001, $2,010 and 2000, $1,794)                      47,954                   66,565
  Fuel - at average cost                                                               21,149                   23,648
  Materials and supplies - at average cost                                             48,094                   48,791
  Prepayments and other current assets                                                  1,954                    1,985
                                                                               ---------------       ------------------
      Total current assets                                                            165,358                  209,641
                                                                               ---------------       ------------------
DEFERRED DEBITS:
  Regulatory assets                                                                    96,995                   92,826
  Miscellaneous                                                                        10,724                   11,220
                                                                               ---------------       ------------------
      Total deferred debits                                                           107,719                  104,046
                                                                               ---------------       ------------------
              TOTAL                                                            $    1,934,325        $       1,983,276
                                                                               ===============       ==================

                    CAPITALIZATION AND LIABILITIES
CAPITALIZATION:
  Common shareholders' equity:
    Common stock                                                               $      459,786        $      449,987
    Unearned compensation - restricted stock awards                                   (5,741)                  -
    Premium on 4% cumulative preferred stock                                              649                   649
    Retained earnings                                                                 764,227               788,441
    Accumulated other comprehensive income                                            (4,656)               (1,813)
    Treasury stock, at cost                                                         (500,552)             (507,116)
                                                                               ---------------       ---------------
      Total common shareholders' equity                                               713,713               730,148
  Cumulative preferred stock of subsidiary                                             59,135                59,135
  Long-term debt (less current maturities and sinking fund
      requirements)                                                                   621,880               621,863
                                                                               ---------------       ---------------
      Total capitalization                                                          1,394,728             1,411,146
                                                                               ---------------       ---------------
CURRENT LIABILITIES:
  Current maturities and sinking fund requirements                                        300                 6,450
  Accounts payable and accrued expenses                                                52,406                58,179
  Dividends payable                                                                    15,516                15,364
  Taxes accrued                                                                        21,430                49,477
  Interest accrued                                                                      9,665                13,051
  Other current liabilities                                                            16,572                14,444
                                                                               ---------------       ---------------
      Total current liabilities                                                       115,889               156,965
                                                                               ---------------       ---------------
DEFERRED CREDITS AND OTHER LONG-TERM LIABILITIES:
  Accumulated deferred income taxes - net                                             284,095               275,171
  Unamortized investment tax credit                                                    35,766                36,458
  Accrued postretirement benefits                                                       5,323                 5,237
  Accrued pension benefits                                                             88,657                91,191
  Miscellaneous                                                                         9,867                 7,108
                                                                               ---------------       ---------------
      Total deferred credits and other long-term liabilities                          423,708               415,165
                                                                               ---------------       ---------------

COMMITMENTS AND CONTINGENCIES TOTAL                                            $    1,934,325        $    1,983,276
                                                                               ===============       ===============

                       INDIANAPOLIS POWER & LIGHT COMPANY
                                 BALANCE SHEETS
                                 (In Thousands)
                                   (Unaudited)

                                                                            MARCH 31            DECEMBER 31
                                                                              2001                  2000
                                                                         ---------------       ---------------
                              ASSETS
UTILITY PLANT:
  Utility plant in service                                               $    2,905,775        $    2,897,399
  Less accumulated depreciation                                               1,367,514             1,344,403
                                                                         ---------------       ---------------
      Utility plant in service - net                                          1,538,261             1,552,996
  Construction work in progress                                                  91,751                84,146
  Property held for future use                                                   10,731                10,692
                                                                         ---------------       ---------------
      Utility plant - net                                                     1,640,743             1,647,834
                                                                         ---------------       ---------------
OTHER PROPERTY -
  At cost, less accumulated depreciation                                          5,654                 5,719
                                                                         ---------------       ---------------
CURRENT ASSETS:
  Cash and cash equivalents                                                      42,015                13,938
  Accounts receivable and unbilled revenue (less allowance for                   63,192               112,775
   doubtful accounts 2001, $1,952 and 2000, $1,608)
  Fuel - at average cost                                                         20,751                23,196
  Materials and supplies - at average cost                                       47,732                48,246
  Tax refund receivable                                                              40                    40
  Prepayments and other current assets                                            1,548                 1,807
                                                                         ---------------       ---------------
      Total current assets                                                      175,278               200,002
                                                                         ---------------       ---------------
DEFERRED DEBITS:
  Regulatory assets                                                              96,995                92,826
  Miscellaneous                                                                   8,196                 8,829
                                                                         ---------------       ---------------
      Total deferred debits                                                     105,191               101,655
                                                                         ---------------       ---------------
              TOTAL                                                      $    1,926,866        $    1,955,210
                                                                         ===============       ===============

                  CAPITALIZATION AND LIABILITIES
CAPITALIZATION:
  Common shareholder's equity:
    Common stock                                                         $      324,537        $      324,537
    Premium and net gain on preferred stock                                       2,642                 2,642
    Retained earnings                                                           380,762               397,032
    Accumulated other comprehensive income                                      (3,997)               (1,820)
                                                                         ---------------       ---------------
      Total common shareholder's equity                                         703,944               722,391
  Cumulative preferred stock                                                     59,135                59,135
  Long-term debt (less current maturities
    and sinking fund requirements)                                              621,880               621,863
                                                                         ---------------       ---------------
      Total capitalization                                                    1,384,959             1,403,389
                                                                         ---------------       ---------------
CURRENT LIABILITIES:
  Current maturities and sinking fund requirements                                    -                 6,150
  Accounts payable and accrued expenses                                          49,568                52,456
  Dividends payable                                                              15,379                15,240
  Taxes accrued                                                                  24,607                30,225
  Interest accrued                                                                9,608                13,037
  Other current liabilities                                                      16,572                14,444
                                                                         ---------------       ---------------
      Total current liabilities                                                 115,734               131,552
                                                                         ---------------       ---------------
DEFERRED CREDITS AND OTHER LONG-TERM LIABILITIES:
  Accumulated deferred income taxes - net                                       292,301               284,340
  Unamortized investment tax credit                                              35,766                36,458
  Accrued postretirement benefits                                                 5,323                 5,237
  Accrued pension benefits                                                       88,657                91,191
  Miscellaneous                                                                   4,126                 3,043
                                                                         ---------------       ---------------
      Total deferred credits and other long-term liabilities                    426,173               420,269
                                                                         ---------------       ---------------
COMMITMENTS AND CONTINGENCIES TOTAL                                      $    1,926,866        $    1,955,210
                                                                         ===============       ===============

                     CILCORP CONSOLIDATED
                        INCOME STATEMENT
                 TWELVE MONTHS ENDED 3/31/2001

Revenue:
CILCO Electric                                                            $401,510
CILCO Gas                                                                  326,459
CILCO Other                                                                 52,924
Other Businesses                                                            48,361
                                                                -------------------
        Total                                                              829,254
                                                                -------------------

Operating expenses:
Fuel for generation and purchased power                                    216,261
Gas purchased for resale                                                   272,402
Other operations and maintenance                                           119,783
Depreciation and amortization                                               86,879
Taxes, other than income taxes                                              40,360
                                                                -------------------
        Total                                                              735,685
                                                                -------------------

Fixed charges and other:
Interest expense                                                            72,318
Preferred stock dividends of subsidiary                                      2,677
Allowance for funds used during construction                                 (536)
Other                                                                        1,248
                                                                -------------------
        Total                                                               75,707
                                                                -------------------

Income from continuing operations before income taxes                       17,862
Income taxes                                                                 8,961
                                                                -------------------

Net income (loss) from continuing operations                                 8,901

Income (Loss) from operations of discontinued
  business, net of taxes                                                         -
Extraordinary item                                                               -
                                                                -------------------
  Net income (loss) before minority interest                                 8,901

Minority Interest                                                                -

                                                                -------------------
  Net income (loss)                                                          8,901

Other comprehensive income                                                   (699)

                                                                -------------------
Comprehensive income (loss)                                               $  8,202
                                                                ===================

                         CENTRAL ILLINOIS LIGHT COMPANY
                        CONSOLIDATED STATEMENT OF INCOME


                                                                     Twelve Months Ended
                                                                           3/31/2001
Operating Revenues:
Electric                                                                    $  401,510
Gas                                                                            326,459
                                                                    -------------------
                                                                               727,969
                                                                    -------------------
Operating Expenses:
Cost of Fuel                                                                   115,571
Cost of Gas                                                                    238,654
Purchased Power                                                                 54,601
Other Operation & Maintenance Expenses                                         112,746
Depreciation and Amortization                                                   69,221
Income Taxes                                                                    27,952
Other Taxes                                                                     40,283
                                                                    -------------------
       Total Operating Expenses                                                659,028
                                                                    -------------------

Operating Income                                                                68,941

Other Income and Deductions
CILCO Owned Life Insurance                                                     (1,248)
Other, Net                                                                       1,225
                                                                    -------------------
      Total other income and (deductions)                                         (23)
                                                                    -------------------

Income Before Interest Expenses                                                 68,918

Interest Expenses:
Interest on Long-Term Debt                                                      17,313
Cost of Borrowed Funds Capitalized                                               (536)
Other                                                                            6,876
                                                                    -------------------
      Total interest expense                                                    23,653
                                                                    -------------------

Net (loss) Income Before Preferred Dividends                                    45,265
                                                                    -------------------

Preferred Stock Dividends                                                        2,677
                                                                    -------------------

Net Inc Available for Common Stock                                          $   42,588
                                                                    ===================

                          CILCORP INC. AND SUBSIDIARIES
                           Consolidated Balance Sheets
                                 (In thousands)

                                                                          March 31, 2001
ASSETS                                                                     (Unaudited)
Current assets:
Cash and temporary cash investments                                         $   33,473
Receivables, less reserves of $1,432                                           116,160
Accrued unbilled revenue                                                        32,768
Fuel, at average cost                                                           13,137
Materials and supplies, at average cost                                         16,247
Gas in underground storage, at average cost                                      9,894
FAC/PGA underrecoveries                                                          3,209
Prepayments and other                                                            4,771
                                                                            ----------
       Total current assets                                                    229,659
                                                                            ----------
Investments and other property:
Investment in leveraged leases                                                 136,606
Other investments                                                               21,611
                                                                            ----------
       Total investments and other property                                    158,217
                                                                            ----------
Property, plant and equipment:
Utility plant, at original cost
   Electric                                                                    700,528
   Gas                                                                         220,279
                                                                            ----------
                                                                               920,807
Less - accumulated provision for depreciation                                   82,943
                                                                            ----------
                                                                               837,864
Construction work in progress                                                   32,222
Other, net of depreciation                                                         112
                                                                            ----------
       Total property, plant and equipment                                     870,198
                                                                            ----------
Other assets:
Goodwill, net of accumulated amortization of $22,255                           590,711
Other                                                                           54,829
                                                                            ----------
Total other assets                                                             645,540
                                                                            ----------
       Total assets                                                         $1,903,614
                                                                            ==========

                          CILCORP INC. AND SUBSIDIARIES
                           Consolidated Balance Sheets
                                 (In thousands)

                                                                       March 31, 2001
LIABILITIES AND STOCKHOLDER'S EQUITY                                      (Unaudited)
Current liabilities:
Current portion of long-term debt                                           $   18,900
Notes payable                                                                  108,200
Accounts payable                                                                62,215
Accrued taxes                                                                   28,197
Accrued interest                                                                27,023
FAC/PGA overrecoveries                                                           2,504
Other                                                                            5,877
                                                                            ----------
        Total current liabilities                                              252,916
                                                                            ----------
Long-term debt                                                                 719,093
                                                                            ----------
Deferred credits and other liabilities:
Deferred income taxes                                                          194,203
Regulatory liability of regulated subsidiary                                    42,949
Deferred investment tax credits                                                 15,757
Freeman contract liability                                                      87,049
Other                                                                           77,828
                                                                            ----------
        Total deferred credits and other liabilities                           417,786
                                                                            ----------
Preferred stock of subsidiary                                                   41,120
                                                                            ----------
Stockholder's equity:
Common stock, no par value; authorized 10,000 shares -
  outstanding 1,000 shares                                                          --
Additional paid-in capital                                                     468,833
Retained earnings                                                                4,565
Accumulated other comprehensive income                                            (699)
                                                                            ----------
        Total stockholder's equity                                             472,699
                                                                            ----------
        Total liabilities and Stockholder's equity                          $1,903,614
                                                                            ==========

                         CENTRAL ILLINOIS LIGHT COMPANY
                           Consolidated Balance Sheets
                                 (In thousands)

                                                                            March 31, 2001
ASSETS                                                                      (Unaudited)
Utility plant, at original cost:
  Electric                                                                 $1,310,423
  Gas                                                                         443,645
                                                                           ----------
                                                                            1,754,068
  Less - accumulated provision for depreciation                               942,906
                                                                           ----------
                                                                              811,162
Construction work in progress                                                  32,223
                                                                           ----------
     Total utility plant                                                      843,385
                                                                           ----------
Other property and investments:
Cash surrender value of company-owned life insurance
  (net of related policy loans of $59,292)                                      4,372
Other                                                                           1,162
                                                                           ----------
     Total other property and investments                                       5,534
                                                                           ----------
Current assets:
Cash and temporary cash investments                                            29,819
Receivables, less reserves of $1,432                                          101,416
Accrued unbilled revenue                                                       29,037
Fuel, at average cost                                                          13,137
Materials and supplies, at average cost                                        15,212
Gas in underground storage, at average cost                                     9,894
Prepaid taxes                                                                   5,393
FAC/PGA underrecoveries                                                         3,209
Other                                                                           4,709
                                                                           ----------
     Total current assets                                                     211,826
                                                                           ----------
Deferred debits:
Unamortized loss on reacquired debt                                             2,631
Unamortized debt expense                                                        1,396
Prepaid pension cost                                                              229
Other                                                                          24,734
                                                                           ----------
     Total deferred debits                                                     28,990
                                                                           ----------
Total assets                                                               $1,089,735
                                                                           ==========

                         CENTRAL ILLINOIS LIGHT COMPANY
                           Consolidated Balance Sheets
                                 (In thousands)

                                                                                 March 31,
CAPITALIZATION AND LIABILITIES                                                     2001
                                                                               (Unaudited)
Capitalization:
Common stockholder's equity:
   Common stock, no par value; authorized 20,000,000 shares;
     outstanding 13,563,871 shares                                              $  185,661
Additional paid-in capital                                                          27,000
Retained earnings                                                                  152,155
Accumulated other comprehensive income                                              (1,224)
                                                                                ----------
        Total common stockholder's equity                                          363,592
Preferred stock without mandatory redemption                                        19,120
Preferred stock with mandatory redemption                                           22,000
Long-term debt                                                                     244,095
                                                                                ----------
        Total capitalization                                                       648,807
                                                                                ----------
Current liabilities:
Current maturities of long-term debt                                                 1,400
Notes payable                                                                       75,700
Accounts payable                                                                    49,804
Accrued taxes                                                                       36,166
Accrued interest                                                                     7,144
FAC/PGA overrecoveries                                                               2,504
Other                                                                                5,805
                                                                                ----------
        Total current liabilities                                                  178,523
                                                                                ----------
Deferred credits and other liabilities:
Accumulated deferred income taxes                                                  120,902
Regulatory liability                                                                42,949
Deferred investment tax credit                                                      15,757
Capital lease obligation                                                               467
Other                                                                               82,330
                                                                                ----------
        Total deferred credits and other liabilities                               262,405
                                                                                ----------
Total capitalization and liabilities                                            $1,089,735
                                                                                ==========

ITEM (2) PER EXEMPTION ORDER (INCOME STATEMENT AMOUNTS ARE 12 MONTHS ENDED):

                         CILCO AND IPL CONTRIBUTIONS TO
                AES/CILCORP/IPALCO(1) CONSOLIDATED HOLDING COMPANY
                         (PRO RATA CONSOLIDATION BASIS)
                                      ($MM)

     -----------------------------------------------------------------------------------------------------------
                                                        12 MOS. ENDED 12/31/00      12 MOS. ENDED 3/31/01
     -----------------------------------------------------------------------------------------------------------
     GROSS REVENUES(2)                                                  16.94%                     17.88%
     CILCO                                                                 636                        781
     CILCORP (excluding CILCO)                                              87                         48
     IPL                                                                   831                        840
     IPALCO (excluding IPL)                                                 28                         17
     AES (excluding CILCORP and IPALCO)                                  7,079                      7,382
     AES/CILCORP/IPALCO                                                  8,661                      9,068
     -----------------------------------------------------------------------------------------------------------
     OPERATING INCOME                                                   14.20%                     11.90%
     CILCO                                                                  97                         97
     CILCORP (excluding CILCO)                                              12                          3
     IPL                                                                   205                        129
     IPALCO (excluding IPL)                                               (36)                          1
     AES (excluding CILCORP and IPALCO)                                  1,849                      1,669
     AES/CILCORP/IPALCO                                                  2,127                      1,900
     -----------------------------------------------------------------------------------------------------------
     NET INCOME                                                         15.99%                     14.82%
     CILCO                                                                  45                         43
     CILCORP (excluding CILCO)                                            (33)                       (34)
     IPL                                                                    82                         29
     IPALCO (excluding IPL)                                                 73                         14
     AES (excluding CILCORP and IPALCO)                                    629                        431
     AES/CILCORP/IPALCO                                                    797                        483
     -----------------------------------------------------------------------------------------------------------
     NET ASSETS                                                          8.49%                      5.91%
     CILCO                                                               1,107                        311
     CILCORP (excluding CILCO)                                             841                      1,124
     IPL                                                                 1,905                      1,909
     IPALCO (excluding IPL)                                                  -                        (5)
     AES (excluding CILCORP and IPALCO)                                 31,326                     34,229
     AES/CILCORP/IPALCO                                                 35,479                     37,568
     -----------------------------------------------------------------------------------------------------------

--------------------
(1) As a result of AES' acquisition of IPALCO, the results of AES/CILCORP/IPALCO for the twelve-month periods have been restated to include IPALCO.
(2) Gross business revenues (utility and non-utility) of IPALCO and CILCO combined as a percentage of total gross business revenues (including IPALCO/IPL and CILCOPRP/CILCO, utility and non-utility) of AES.

                              IPL CONTRIBUTIONS TO
                    AES/IPALCO(1) CONSOLIDATED HOLDING COMPANY
                         (PRO RATA CONSOLIDATION BASIS)
                                      ($MM)


     -----------------------------------------------------------------------------------------------------------
                                                         12 MOS. ENDED 12/31/00       12 MOS. ENDED 3/31/01
     -----------------------------------------------------------------------------------------------------------
     GROSS REVENUES(2)                                                    10.06%                      9.64%
     IPL                                                                     831                        840
     IPALCO (excluding IPL)                                                   28                         17
     AES (excluding CILCO jurisdictional activities)                       7,404                      7,854
     AES/IPALCO                                                            8,263                      8,711
     -----------------------------------------------------------------------------------------------------------
     OPERATING INCOME                                                     10.73%                      6.00%
     IPL                                                                     205                        129
     IPALCO (excluding IPL)                                                 (36)                          1
     AES (excluding CILCO jurisdictional activities)                       1,741                      2,018
     AES/IPALCO                                                            1,910                      2,149
     -----------------------------------------------------------------------------------------------------------
     NET INCOME                                                           10.91%                      6.58%
     IPL                                                                      82                         29
     IPALCO (excluding IPL)                                                   73                         14
     AES (excluding CILCO jurisdictional activities)                         600                        391
     AES/IPALCO                                                              755                        433
     -----------------------------------------------------------------------------------------------------------
     NET ASSETS                                                            5.49%                      5.19%
     IPL                                                                   1,905                      1,909
     IPALCO (excluding IPL)                                                    -                        (5)
     AES (excluding CILCO jurisdictional activities)                      32,781                     34,902
     AES/IPALCO                                                           34,686                     36,806
     -----------------------------------------------------------------------------------------------------------

--------------------
(1) As a result of AES' acquisition of IPALCO, the results of AES/CILCORP/IPALCO for the twelve-month periods have been restated to include IPALCO.
(2) Gross business revenues (utility and non-utility) of IPL as a percentage of total gross business revenues (including IPALCO/IPL utility and non-utility) of AES.

ITEM (3) PER EXEMPTION ORDER - GENERATION INFORMATION:

AES Generating Plants in Operation at March 31, 2001 (excluding CILCORP and IPALCO):


                                                                        AES          AES
                                                        CAPACITY      INTEREST      EQUITY      REGULATORY
     UNIT                                  COUNTRY        (MW)          (%)          (MW)         STATUS
     ----                                  -------        ----          ---          ----         ------
     AES Deepwater                          USA           143          100%          143           QF
     AES Beaver Valley                      USA           125          100%          125           QF
     AES Placerita                          USA           120          100%          120           QF
     AES Thames                             USA           181          100%          181           QF
     AES Shady Point                        USA           320          100%          320           QF
     AES Hawaii                             USA           180          100%          180           QF
     AES Warrior Run                        USA           180          100%          180           QF
     AES Somerset                           USA           675          100%          675           EWG
     AES Cayuga                             USA           306          100%          306           EWG
     AES Greenidge                          USA           161          100%          161           EWG
     AES Westover                           USA           126          100%          126           EWG
     AES Alamitos                           USA          2,083         100%         2,083          EWG
     AES Redondo Beach                      USA          1,310         100%         1,310          EWG
     AES Huntington Beach                   USA           563          100%          563           EWG
     DOMESTIC SUBTOTAL:                                  6,473                      6,473

                                                                        AES          AES
                                                        CAPACITY      INTEREST      EQUITY      REGULATORY
     UNIT                                  COUNTRY        (MW)          (%)          (MW)         STATUS
     ----                                  -------        ----          ---          ----         ------
     AES Kingston                          Canada         110           50%          55            EWG
     AES San Nicholas                    Argentina        650           69%          449           EWG
     AES Cabra Corral                    Argentina        102           98%          100          FUCO
     AES El Tunal                        Argentina         10           98%          10           FUCO
     AES Sarmiento                       Argentina         33           98%          32           FUCO
     AES Ullum                           Argentina         45           98%          44           FUCO
     AES Quebrada de Ullum               Argentina         45          100%          45           FUCO
     AES Alicura                         Argentina       1,000          98%          980          FUCO
     Fontes Nova - Light                   Brazil         144           21%          30           FUCO
     Ilha dos Pombos - Light               Brazil         164           21%          34           FUCO
     Nilo Pecanha - Light                  Brazil         380           21%          80           FUCO
     Pereira Passos - Light                Brazil         100           21%          21           FUCO
     CEMIG - Miranda                       Brazil         390           9%           35           FUCO
     CEMIG - Igarapava                     Brazil         210           1%            2           FUCO
     CEMIG (35 plants)                     Brazil        5,068          9%           441          FUCO
     AES Bayano                            Panama         150           49%          74           FUCO
     AES Panama                            Panama          42           49%          21           FUCO
     AES Chiriqui - La Estrella            Panama          42           49%          21           FUCO
     AES Chiriqui - Los Valles             Panama          48           49%          24           FUCO
     AES Los Mina                        Dom. Rep.        210          100%          210           EWG
     AES Yarra                           Australia        510          100%          510          FUCO
     AES Jeeralang                       Australia        449          100%          449          FUCO
     AES Mt. Stuart                      Australia        288          100%          288          FUCO


                                       17



     AES Xiangci - Cili                    China           26           51%          13           FUCO
     Wuhu Grassy Lake                      China          250           25%          63           FUCO
     Yangchun                              China           15           25%           4           FUCO
     Chengdu Lotus City                    China           48           35%          17           FUCO
     AES Jiaozuo                           China          250           70%          175          FUCO
     AES Hefei                             China           76           70%          53           FUCO
     AES Hefei II                          China           39           70%          27           FUCO
     AES Chongqing Nanchuan                China           50           70%          35           FUCO
     Yangcheng (1st Unit)                  China          350           25%          88           FUCO
     AES Ekibastuz                       Kazakhstan      4,000         100%         4,000         FUCO
     AES Ust-Kamenogorsk GES             Kazakhstan       331          100%          331          FUCO
     AES Shulbinsk GES                   Kazakhstan       702          100%          702          FUCO
     AES Ust-Kamenogorsk TETS            Kazakhstan      1,464         100%         1,464         FUCO
     AES Leninogorsk TETS                Kazakhstan       418          100%          418          FUCO
     AES Sogrinsk TETS                   Kazakhstan       349          100%          349          FUCO
     AES Semipalatinsk TETS              Kazakhstan       840          100%          840          FUCO
     AES Ust-Kamenogorsk Heat Nets       Kazakhstan       310          Mgmt.          0           FUCO
     OPGC                                  India          420           49%          206          FUCO
     AES Lal Pir                          Pakistan        351           90%          316          FUCO
     AES PakGen                           Pakistan        344           90%          310          FUCO
     AES Borsod                           Hungary         171          100%          171          FUCO
     AES Tisza II                         Hungary         860          100%          860          FUCO
     AES Tiszapalkonya                    Hungary         250          100%          250          FUCO
     AES Elsta                          Netherlands       405           50%          203          FUCO
     Medway                                 U.K.          688           25%          172          FUCO
     AES Indian Queens                      U.K.          140          100%          140           EWG
     AES Kilroot                            U.K.          520           97%          504          FUCO
     AES Belfast West                       U.K.          120           97%          116          FUCO
     AES Barry                              U.K.          230          100%          230          FUCO
     AES Drax Power Ltd.                    U.K.         4,065         100%         4,065         FUCO
     AES Fifoots Point                      U.K.          360          100%          360          FUCO
     AES Uruguaiana                        Brazil         600          100%          600          FUCO
     AES Tiete (10 plants)                 Brazil        2,650          44%         1,166         FUCO
     EDC (4 plants)                      Venezuela       2,265          87%         1,971         FUCO
     AES Merida III                        Mexico         484           55%          266          FUCO
     AES Mtkvari                          Georgia         600          100%          600          FUCO
     AES Khrami I                         Georgia         113          100%          113          FUCO
     AES Khrami II                        Georgia         110          100%          110          FUCO
     AES Ottana                            Italy          140          100%          140          FUCO
     AES Mamonal (KMR)                    Columbia         90           62%          56           FUCO
     AES Termo Candelaria (KMR)           Columbia        314          100%          314          FUCO
     AES Centrogener (Gener - 8            Chile          756           96%          726          FUCO
         plants)
     AES Chivor (Gener)                   Columbia       1,000          96%          960          FUCO
     AES Electrica de Santiago (Gener)     Chile          379           72%          273          FUCO
     AES Energia Verde (Gener - 2          Chile           17           96%          16           FUCO
         plants)
     AES Guacolda (Gener)                  Chile          304           48%          146          FUCO
     AES Norgener (Gener - 2 plants)       Chile          276           96%          265          FUCO
     Itabo (Gener - 7 plants)            Dom. Rep.        587           24%          141          FUCO


                                       18



     FOREIGN SUBTOTAL:                                   39,317                    28,297

     TOTAL - March  31, 2001                             45,790                    34,770
     Foreign Generation as a                              86%                        81%
     Percentage of Total:

CILCORP Generating Plants at March 31, 2001:

                                                                       AES          AES
                                                        CAPACITY     INTEREST      EQUITY        REGULATORY
     UNIT                                   COUNTRY       (MW)         (%)          (MW)           STATUS
     ----                                   -------       ----         ---          ----           ------
     Edwards (3 units)                        USA          740         100          740            IL PUC
     Duck Creek                               USA          366         100          366            IL PUC
     Indian Trails                            USA          10          100           10            IL PUC
     Sterling Avenue                          USA          30          100           30            IL PUC
     Hallock Power Modules                    USA          13          100           13            IL PUC
     Kickapoo Power Modules                   USA          13          100           13            IL PUC
     TOTAL - March 31, 2001                               1,172                     1,172



IPALCO Generating Plants at March 31, 2001:

                                                                       AES          AES
                                                        CAPACITY     INTEREST      EQUITY        REGULATORY
     UNIT                                   COUNTRY       (MW)         (%)          (MW)           STATUS
     ----                                   -------       ----         ---          ----           ------
     Petersburg                               USA         1,873        100         1,873          IN PUC
     H.T. Pritchard                           USA          393         100          393           IN PUC
     E.W. Stout                               USA         1,017        100         1,017          IN PUC
     Georgetown                               USA          80          100          80            IN PUC
     TOTAL - March 31, 2001                               3,363                    3,363

Revenues from electric generation capacity - 12 months ended March 31, 2001 (millions of dollars):


         IPALCO                                      184               5%
         CILCORP                                     161               4%
         AES (excluding CILCORP and IPALCO)          3,362             91%
                                                     -----             ---
                  Total                              3,707            100%

IPALCO's electric revenues are allocated between electric generation and electric transmission and distribution activities according to utility rate base. CILCORP's electric revenues are allocated between electric generation and electric transmission and distribution activities according to utility rate base. AES generation revenues are derived from the total generation revenues earned by AES subsidiaries times the percentage ownership interest of AES in those subsidiaries.

There has been no change in the amount of generation capacity owned by CILCORP or IPALCO and a 544 MW increase in the amount of generation capacity owned by AES (excluding CILCORP and IPALCO) from 34,226 to 34,770 MW since December 31, 2000. There has been a 23% decrease in the total revenues earned from the capacity owned by AES, IPALCO and CILCORP in the twelve-month period ended March 31, 2001 compared with the twelve-month period ended December 31, 2000. The percentage of total revenues derived from the generation capacity owned by CILCORP has increased from 3% to 4%. IPALCO's total generation capacity for the twelve months ended March 31, 2001 was 3,363 MW, which comprises 9% of total AES generation capacity. The revenues generated from IPALCO's generation capacity for the twelve months ended March 31, 2001 were $184 million, which comprises 5% of total AES generation revenues.

The physical location of the MW capacity added by AES since December 31, 2000 is in Kazakhstan, Panama, China, and Italy.


ITEM (4) PER EXEMPTION ORDER - ELECTRIC TRANSMISSION AND DISTRIBUTION AND GAS
DISTRIBUTION:

Electric transmission and distribution and gas distribution assets owned as of March 31, 2001 (millions of dollars):

IPALCO                                               1,011
CILCORP                                                780
Total AES (excluding CILCORP and IPALCO)             4,943
                                                     -----
         Total                                       6,734

Electric transmission and distribution and gas distribution revenues for 12 months ending March 31, 2001 (millions of dollars):

IPALCO                                                 654
CILCORP                                                567
AES (excluding CILCORP and IPALCO)                   3,493
                                                     -----
         Total                                       4,714

IPALCO's electric revenues are allocated between electric generation and electric transmission and distribution activities according to utility rate base. CILCORP's electric revenues are allocated between electric generation and electric transmission and distribution activities according to utility rate base. AES transmission and distribution revenues are derived from the total revenues earned by AES transmission and distribution subsidiaries by multiplying these revenues by the percentage ownership interest of AES in those subsidiaries.

The total transmission and distribution assets owned by AES and CILCORP has not changed significantly since December 31, 2000; however, the calculation of total transmission and distribution assets owned by AES has decreased due to an improvement in the method for calculating these revenues (namely, subtracting the generation-related assets owned by such transmission and distribution companies). CILCORP's transmission and distribution assets have decreased slightly while the revenues derived from such assets have increased significantly since December 31, 2000. AES' transmission and distribution assets have been restated to be lower due to the recalculation to subtract generation-related assets owned by such transmission and distribution companies, and the revenues derived from such assets have increased significantly since December 31, 2000. CILCORP's percentage of the total transmission and distribution assets is now estimated at 12% based on the improved calculation method, and CILCORP's percentage of the total revenues from such assets has decreased slightly from 13% to 12% for the twelve-month period ending March 31, 2001 compared to the twelve-month period ending December 31, 2000. IPALCO's total transmission and distribution assets for the twelve months ended March 31, 2001 are $1,011 million, which comprises 15% of total AES transmission and distribution assets. The revenues generated from IPALCO's transmission and distribution assets for the twelve months ended March 31, 2001 were $654 million which comprises 14% of total AES transmission and generation revenues for that period.

ITEM (5) PER EXEMPTION ORDER:

Neither CILCO nor IPL has sold or transferred any electric and/or gas utility assets to any affiliate company of the AES consolidated holding company system during the first quarter of 2001.

ITEM (6) PER EXEMPTION ORDER:

During the first quarter of 2001, no application has been made to nor has any order been received from the Illinois Commerce Commission that involves AES' ownership position or AES' oversight over the operations of CILCO or CILCORP. During the first quarter of 2001, no application has been made to nor has any order been received from the Indiana Utility Regulatory Commission that involves AES' ownership position or AES' oversight over the operations of IPL or IPALCO.

ITEM (7) PER EXEMPTION ORDER:

During the first quarter of 2001, AES has taken no action regarding the divestiture of the jurisdictional business of CILCO.

                                    SIGNATURE

Pursuant to the requirements of the Public Utility Holding Company Act of 1935, as amended, AES has duly caused this certificate to be signed on its behalf on this 30th day of May, 2001 by the undersigned thereunto duly authorized.

                                                  The AES Corporation


                                           By:    /s/ WILLIAM R. LURASCHI
                                                  ------------------------------
                                                  William R. Luraschi
                                                  General Counsel and Secretary